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Exhibit 14.1

        This Code of Ethics (the "Code") has been adopted by the Board of Directors (the "Board") of Traffix, Inc. (the "Company") in accordance with the requirements of Rule 406 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the governance rules of the Nasdaq Stock Market, and summarizes the standards applicable to the Company's employees, including its executive officers, and the members of the Board (the "Subject Parties").

        As a public company, it is of critical importance that filings with the Securities and Exchange Commission and others be accurate and timely. The Subject Parties bear a special responsibility for promoting integrity throughout the Company, with responsibilities to stakeholders both inside and outside of the Company. The Subject Parties have a special role both to adhere to these principles themselves, and also to ensure that a culture exists throughout the Company as a whole that ensures the fair, timely and accurate reporting of the Company's financial results and condition.

        Because of this special role, the Subject Parties are bound by this Code to:

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  act with honesty and integrity, practice and promote ethical conduct, and disclose to the Company's General Counsel, the Board or any committee established by the Company for the purpose of receiving such disclosures (the "Committee"), any material transaction or relationship that reasonably could be expected to give rise to actual or apparent conflicts of interest between any Subject Party's personal and professional relationships;

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  provide information in the Subject Party's possession that is complete, objective, relevant, and otherwise necessary to ensure the Company provides full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits, to, the Securities and Exchange Commission or others, and in other public communications made by the Company;

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  comply with applicable laws, rules, standards, best practices and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory, listing and standard-setting agencies; and

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  avoid any breach of fiduciary duty, avoid any self-interested transactions with the Company without full disclosure to the Board or Committee, and promptly report to the Company's General Counsel, the Board or the Committee any conduct that he or she believes is or may be in violation of law, regulations, business ethics or of any provision of this Code, including any transaction or relationship that reasonably could be expected to give rise to such a violation.

        Any waiver of or amendment to this Code may only be made by the Board and will be promptly disclosed in accordance with applicable laws, rules and regulations. Requests for waivers of any provision of this Code must be made in writing to the Board.

        If a Subject Party is faced with a difficult ethical decision or has doubts as to the appropriate course of action in a particular situation, he or she should consult with the Company's General Counsel, the Board or the Committee. Each Subject Party will be held accountable for adherence to this Code. Violations of this Code, including failures to report actual or potential violations by others, will be viewed by the Company as a severe disciplinary matter that may result in a personnel action, up to and including termination of employment. If a Subject Party believes that a violation of this Code has occurred, he or she is required to promptly inform the Board or the Committee.

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  Exhibit 14.1